Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

(US dollars, in accordance with Canadian GAAP)

Prepared March 27, 2006 for the year ended December 31, 2005. The following discussion includes references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as C$.

The following discussion of the financial condition and results of operations of Peru Copper Inc. should be read in conjunction with our consolidated financial statements and related notes. This section contains forward-looking statements that involve risks and uncertainties. Peru Copper’s actual results may differ materially from those discussed in forward-looking statements as a result of various factors, including those described under “Forward-Looking Information.”

As a Canadian public company, we are required to disclose mineral resources and mineral reserves in accordance with Canadian regulations. The following discussion of mineral reserves and resources is based upon the required standards in Canada and differs from the requirements of the Securities and Exchange Commission (“SEC”). The mineral resources reported below are not “proven reserves” nor are they “probable reserves” as those terms are defined by the SEC.

Forward-Looking Information

This management discussion and analysis (“MD&A”) contains certain forward-looking statements and information relating to Peru Copper Inc. (“Peru Copper” or the “Company”) that are based on the beliefs of its management as well as assumptions made by and information currently available to the Company. When used in this document, the words “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such forward-looking statements relate to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration of the Company’s exploration property. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievement of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.

History and Corporate Structure

Peru Copper was incorporated on February 24, 2004 under the Canada Business Corporations Act. Peru Copper is a holding company, and conducts its business through its wholly-owned subsidiary, Peru Copper

Syndicate Ltd., a Cayman Islands company which beneficially owns 100% of Minera Peru Copper S.A., a Peruvian company.

On October 6, 2004 the Company completed its Initial Public Offering and commenced trading of its common shares and share purchase warrants on the Toronto Stock Exchange under the trading symbols of “PCR” and “PCR.WT”

On April 15, 2005, the Company’s registration statement filed with the Securities and Exchange Commission in the United States became effective. On April 19, 2005, the Company’s common shares and share purchase warrants commenced trading on the American Stock Exchange under the trading symbols “CUP “and “CUP.WS”.

On April 26, 2005, the Company announced an updated independent resource estimate for its Toromocho Project which includes 1.58 billion tonnes of measured and indicated mineral resource at an average copper equivalent grade of 0.68% and 257 million tonnes of inferred material at an average copper equivalent grade of 0.58%.

On June 20, 2005, the Company announced the results from testing of seven composite samples that are believed to be metallurgically representative of the Toromocho deposit. The samples resulted in a concentrate assay of 26.9% copper and a copper recovery between 86% and 87%.

On October 5, 2005, the Company announced an updated independent resource estimate for its Toromocho Project which includes 1.8 billion tonnes of measured and indicated mineralized material at an average copper equivalent of 0.68% and 241 million tonnes of inferred material at an average copper equivalent grade of 0.41%. Toromocho is now estimated to have over 21 billion pounds of contained copper and over 700 million pounds of molybdenum.

On October 17, 2005, the Company commissioned SNC-Lavalin Chile S.A., in conjunction with others, to conduct the pre-feasibility study for the Toromocho Project. The study was completed in February 2006.

On November 7, 2005, the Company announced it has retained UBS Investment Bank as its financial advisor to assist the Company in evaluating strategic alternatives to maximize shareholder value from its Toromocho Project. These alternatives may include a sale of a portion of the project to a strategic partner to assist in the development of the Toromocho Project; a sale of the project; or development of the Toromocho Project by the Company itself.

On January 4, 2006, the Company announced that effective January 16, 2006, its shares will be traded on the venture capital segment of the Lima Stock Exchange (Bolsa de Valores de Lima).

On February 9, 2006, the Company announced the completion of its pre-feasibility study on the Toromocho Project. At an estimated average annual production rate of 272,788 tonnes of copper and 5,387 tonnes of molybdenum, the pre-feasibility study estimates a Net Present Value (NPV) of US$814 million from commencement of construction and an after-tax Internal Rate of Return (IRR) of 16.0%. Base assumptions include a copper price of $1.10/lb.; a molybdenum price of $10.00/lb.; a silver price of $6.50/oz.; a discount rate of 8%; capital costs of $1.524 billion; and a daily production rate of 150,000 tonnes per day of mill ore to the primary crushers.

On March 6, 2006, the Company announced a new independent mineral reserve and resource estimate for its Toromocho Project. The Toromocho Project now has 1.26 billion tonnes of proven and probable reserves at an average copper equivalent of 0.68% and an additional 715 million tonnes as measured and indicated resource at an average copper equivalent of 0.70%. The resulting total reserve and resource estimate of 1.976 billion tonnes is an increase of 142 million tonnes over the previously announced measured and indicated resource of 1.834 billion tonnes. The study also reported 151 million tonnes of inferred mineralized material at an average copper equivalent of 0.61%. Toromocho is now estimated to have 22 billion pounds of contained copper and over 840 million pounds of molybdenum.

On March 20, 2006, the Company announced that it had signed an agreement which will give it an option to acquire the Morococha mining concessions, surface areas and assets of Austria Duvaz, a privately held Peruvian mining company. PCI will pay U.S.$1.0 million for a six-month option period during which a due diligence review will be made of the Austria Duvaz holdings, facilities and operations. After the due diligence period, the Company will have the right, but not the obligation, to sign another option agreement to purchase all of the Austria Duvaz assets within a period of up to five years.

On March 27, 2006, the Company announced that Independent Mining Consultants, Inc. (“IMC”) of Tucson, Arizona has completed an updated Technical Report based on the results of the recent pre-feasibility study for the Company’s Toromocho Project. Changes in the Technical Report result in an increase in the estimated Net Present Value (“NPV”) of the Company’s Toromocho Project from US$814 million to US$922 million and increase in the estimated Internal Rate of Return (“IRR”) from 16.0% to 16.7% (both on an after tax basis) when compared to the NPV and IRR reflected in the pre-feasibility study.

The following discussion provides an analysis of the financial results of Peru Copper for the three and twelve month periods ended December 31, 2005 and 2004, giving effect to the share exchange between Peru Copper Syndicate Ltd. and Peru Copper Inc. on April 30, 2004.

Overview

Peru Copper is involved in the acquisition and exploration of potentially mineable deposits of copper in Peru. On June 11, 2003, Peru Copper entered into the Toromocho Option Agreement (“Toromocho Option”) with Empresa Minera del Centro del Peru S.A. (“Centromin”), a Peruvian state-owned mining company, whereby Centromin granted the Company the option to acquire its interest in the mining concessions and related assets of the Toromocho Project. Two addendums to the Toromocho Option were entered into, one on November 12, 2003 and the other on August 26, 2004. The Toromocho Option has a one-year term that may be extended annually, up to a maximum of five years to June 11, 2008. In June 2005, Peru Copper provided Centromin with notice to extend the agreement for a third year.

The Toromocho Option requires the Company to fulfill certain minimum expenditure requirements in order to maintain the Toromocho Option in good standing. In the first two contract years, ending June 11, 2005, Peru Copper expended $14.3 million, meeting its minimum investment requirement for the entire Toromocho Option.

Upon exercise of the Toromocho Option, Peru Copper would enter into a Transfer Agreement with Centromin to transfer Centromin’s interests in the mining concessions and related assets to the Company. The Transfer Agreement requires that Peru Copper deliver a performance bond or letter of credit in the amount of $30.0 million towards required development obligations.

In 2004, the Company purchased partial interests in ten concessions located near the Toromocho concessions. Four of these interests are now the subject of litigation (please see “Litigation, Claims and Assessment”).

In 2004, Peru Copper completed a treasury private placement and initial public offering (“IPO”), which raised gross proceeds of $56.9 million to support the development of the Toromocho Project. The IPO also issued 21.9 million warrants with an exercise price of $2.00, of which 21,855,575 were exercised for cash proceeds of $43.7 million. Funds from the IPO and from the exercise of warrants gives Peru Copper the financial ability to continue the development of the Toromocho Project and to complete a feasibility study.

Pre-Feasibility Study

On February 9, 2006 and updated March 27, 2006, the Company’s announced the completion of the pre-feasibility study and update. At an estimated average annual production rate of 272,788 tonnes of copper and 5,387 tonnes of molybdenum for 21 years, based on proven and probable reserves, the Project pre-feasibility study estimates a Net Present Value (“NPV”) of $922 million from commencement of construction and an after-tax Internal Rate of Return (“IRR”) of 16.7%. Base assumptions include a copper price of $1.10/lb.; a molybdenum price of $10.00/lb.; a silver price of

$6.50/oz.; a discount rate of 8%; capital costs of $1.524 billion; and a daily production rate of 150,000 tonnes per day of mill ore to the primary crushers.

Capital Costs

Total capital expenditures for the Project are estimated (to an intended overall level of accuracy of –10% to +25%) at $1.524 billion and are segmented as follows:

$ million
Mine capital cost	$231.8
Direct capital cost	784.2
Indirect capital cost	242.8
Owner, tailings and SX-EW capital cost	265.2

TOTAL	$1,524.0

This implies a total construction cost of $5,587 per tonne of estimated average annual copper production.

Operating Costs

Pretax operating costs for Toromocho are estimated to be $0.51 per pound ($1,133 per tonne) of copper produced over the life of the mine. The cost including worker’s participation, government royalties and income taxes is estimated to be $0.683 per pound ($1,508 per tonne) of copper produced.

The pre-feasibility economic study assumes a Peruvian income tax rate of 30%, a worker’s participation payment of 8% of pretax profits, and a flat exchange rate of 3.31 soles to the U.S. dollar.

Resources

The pre-feasibility study contains mineral resource estimates estimated by Independent Mining Consultants, Inc. (“IMC”). IMC’s estimate of the mineral resource for Toromocho is 1.976 billion tonnes of measured and indicated mineral resources, and an additional 151 million tonnes of inferred mineral resources.

The pre-feasibility study’s financial model assumes a 21 year period of operation beginning in 2010 and is based on proven and probable reserves. Additional resources would extend the life of the project.

Toromocho Reserves and Resources, March 11, 2006

Equivalent Copper Based on $1.00/lb Cu, $10.00/lb Mo, $5.58/oz Ag

	Million Tonnes	Cu%	Moly%	Silver gm/t	Equivalent Copper%	(millions)
Mineral Reserves (1)						Cu Lbs.	Moly Lbs.	Silver Oz.
Proven+Probable	1,375.0	0.51	0.018	7.06	0.71	15,459	546	312
Measured+Indicated	601.3	0.37	0.016	6.82	0.57	4905	212	132
Inferred	151.0	0.46	0.010	7.85	0.61	1,531	33	38

(1)	Cutoff Grades are between 0.32 and 0.52% Equivalent Cu for Mill Reserves & between 0.08 and 0.19% Soluble Cu for Leach Reserves

(2)	0.27% Equivalent Cu Cutoff

Mining

The Company believes that the mining process will be typical of a large porphyry open pit operation. The production schedule is estimated to deliver a nominal 150,000 tonnes-per-day (54.75 million tonnes per year) of sulfide mill ore to the primary crushers, while other material is stockpiled or leached.

The Toromocho Project has the advantage of a waste-to-ore stripping ratio overall at about 0.57 to 1. In addition, pre-mine stripping is only about 63 million tonnes and can be easily accomplished in the year before milling operations begin.

Production

Based on the assumed mine plan, the pre-feasibility study estimates annual average production of 258,514 tonnes of copper in concentrate and 14,274 tonnes of copper in cathode for a total of 272,788 tonnes, or 601 million pounds, over an estimated 21 year mine life. Metallurgical testing has been successful in producing copper concentrates using a traditional flotation process. Using locked cycle flotation test results on representative rock type composites and estimates of percentage contribution of the rock types to the mineable resource, average recoveries to final concentrate of copper, silver and molybdenum are estimated to be 89.5% for copper, 56.5% for silver and 52.3% for molybdenum. The estimated average copper of the copper concentrate is 26.5%.

Infrastructure

Access to the Toromocho Project is by either the paved central highway or the central railway, which both connect the Morococha mining district to Lima and La Oroya. The center of the Tormocho deposit is about 2.5 kilometres from the town of Morococha. The distance from Lima to Morococha is approximately 142 kilometres by road and approximately 173 kilometres by rail. The distance east to La Oroya is approximately 32 kilometres by road and approximately 35 kilometres by rail.

Next Steps to Development

Peru Copper is committed to developing Toromocho on a fast track basis. However, the Company also recognizes that it may be of more value for a major company to develop, or assist in developing the Toromocho Project. Consequently, Peru Copper has retained UBS Investment Bank as its financial advisor to review strategic alternatives and has contacted a number of parties that have expressed an interest in exploring alternatives with the Company.

The pre-feasibility study identifies several “pre-investment” activities, which are required prior to proceeding to the construction phase of project implementation. A full feasibility study will commence immediately to confirm and further refine key assumptions, conclusions, and recommendations from the pre-feasibility study including further metallurgical testing to confirm process parameters.

Results of Operations

For the Year Ended December 31, 2005

The Company prepares its financial statements in accordance with accounting policies and practices generally accepted in Canada (“Canadian GAAP”) and in U.S. dollars. In 2005, the Company recorded a loss of $3.4 million as compared to a loss of $0.3 million in 2004. Peru Copper’s administration expenses increased to $4.2 million for 2005, from $0.5 million for the 2004 year, primarily as a result of new operating expenses incurred from the increase in corporate activities and an increase in stock-based compensation. Peru Copper expenses all costs not directly related to its exploration and drilling efforts at the Toromocho Project. The Company capitalizes all stock-based compensation of the vesting of options to employees and consultants that work directly on the Toromocho Project. All other stock-based compensation is expensed. In the current year, stock-based compensation of $1.8 million was expensed in respect to the vesting of options to directors, officers, employees and consultants, compared to $0.7 million 2004. Accounting and legal fees increased to $1.0 million primarily due to the costs associated with meeting filing obligations in Canada as well as the United States, including F-1 amendments and preparation of SOX 404 compliance.

Additionally, Peru Copper incurred salary and director fees of $0.6 million during the year, compared to $0.2 million in 2004. In 2004, the Company experienced a foreign exchange gain, which resulted from the period of time between the Company receiving funds from the IPO in Canadian dollars and the transfer of these dollars into US funds. These expenses were offset by $0.8 million of interest earned on cash balances. The Company maintains its cash and short-term, low risk investments in institutions with high credit worthiness.

All of the Company’s $17.2 million of exploration expenses during 2005 have been capitalized under Canadian GAAP as exploration properties and all administration expenses of the Company have been expensed. Included in the $17.2 million are: $6.2 million for drilling of 88,100 meters; salaries and consulting of $3.6 million; supplies and general of $2.5 million; value added tax of $1.7 million; assays and sampling of $1.2 million; advance royalty payment of $1.0 million; stock-based compensation of $0.5 million; acquisition and lease of $0.3 million and other costs of $0.2 million. The Company has 58 employees and several consultants working on the Toromocho Project.

Cash Flows

Cash used in operating activities in the year ended December 31, 2005 was $1.8 million as compared to cash flow from operating activities of $1.3 million for the year ended December 31, 2004. The increase in cash used in operating activities relates to the Company having a full year of administrative expenses in 2005 compared to 2004, and the Company had a large foreign exchange gain in 2004, which it did not have in 2005.

Cash used in investing activities in the year ended December 31, 2005 of $18.3 million was substantially all for capitalized expenditures on the Toromocho Project, as compared to $13.7 million in the year ended December 31, 2005. In addition to cash invested in the Toromocho Project, the Company invested $1.4 million for the acquisition of loans.

Cash from financing activities in the year ended December 31, 2005 was comprised of $6.3 million from the exercise of 3,714,424 warrants, broker warrants and agent options. Cash from financing activities in the year ended December 31, 2004 was comprised of the Company completing its IPO of 29.8 million units at C$1.65 for gross proceeds of $39.0 million, in addition the company completed a treasury private placement of 8.6 million units for gross proceeds of $12 million in 2004.

For the Three Months Ended December 31, 2005

For the fourth quarter of 2005, the Company recorded a loss of $1.3 million as compared to income of $0.4 million in the fourth quarter of 2004. The income in 2004 related primarily to the foreign exchange gain recorded on the appreciation of the Canadian dollar versus the US dollar. In the current quarter, stock-based compensation of $0.5 million was recorded as compared to $0.5 million in the fourth quarter of 2004. Accounting and legal fees increased to $0.3 million as compared to $0.1 million primarily due to the costs associated with meeting filing obligations in Canada as well as the United States. Within the fourth quarter, Peru Copper incurred salary and director fees of $0.2 million during the quarter, compared to $0.1 million in the fourth quarter of 2004. These expenses were offset by $0.2 million of interest earned on cash balances.

All of the Company’s $3.6 million of exploration expenses during the quarter have been capitalized under Canadian GAAP as exploration properties and all administration expenses of the Company have been expensed. Included in the $3.6 million are: $0.4 million for drilling of 1,736 meters; salaries and consulting of $1.3 million; assays and sampling of $0.4 million; supplies and general of $1.9 million; a royalty advance of $1.0 million; value added tax of $0.3 million; and stock-based compensation of $0.1 million

Expenses for the fourth quarter totaled $1.3 million, up from $0.1 million in the same period in 2004, again due to an increase in corporate activities as a result of the Company becoming publicly traded in Canada in October 2004 and in the United States in April 2005 and a minimal foreign exchange gain during the fourth quarter of 2005. Accounting and legal increased to $0.3 million, compared to $0.09 million for the same period in 2004. Salary and directors fees total $0.2 million for the quarter, compared with $0.1 million for the same period in 2004. Interest earned over the fourth quarter totaled $0.2 million, compared to $0.2 million in the prior period.

Selected Annual Information

The following table sets out selected annual financial information of Peru Copper and is derived from the Company’s audited consolidated financial statements for the periods ended 31 December 2005, 2004 and 2003. Amounts are in millions of dollars, unless otherwise stated.

	2005	2004	2003
Sales	$0.0	$0.0	$0.0
Loss for the Period	$(3.4)	$(0.3)	$(0.04)
Loss per Share – Basic and Diluted	$(0.04)	$(0.00)	$(0.00)
Total Assets	$60.5	$55.7	$1.5
Total Long-term Liabilities	$0.0	$0.0	$0.0
Dividends Declared	Nil	Nil	Nil

Summary of Quarterly Results

The following table sets out selected unaudited quarterly financial information of Peru Copper and is derived from unaudited quarterly consolidated financial statements prepared by management. The Company’s interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and expressed in US dollars.

Period	Revenues	Income (Loss) from Continued Operations and Net Income (Loss) in Millions	Basic and Fully-Diluted Income (Loss) per Share from Continued Operations and Net Income (Loss)
4th Quarter 2005	Nil	$ (1.3)	$(0.01)
3rd Quarter 2005	Nil	$ (0.8)	$(0.01)
2nd Quarter 2005	Nil	$ (0.8)	$(0.01)
1st Quarter 2005	Nil	$ (0.7)	$(0.01)
4th Quarter 2004	Nil	$ 0.4	$ 0.00
3rd Quarter 2004	Nil	$ (0.5)	$(0.01)
2nd Quarter 2004	Nil	$ (0.2)	$(0.00)
1st Quarter 2004	Nil	$(0.01)	$(0.00)

Second Quarter 2005 includes a foreign exchange loss of $0.01 million, interest income of $0.2 million, stock-based compensation of $0.5 million, and recovery on the costs related to listing on the American Stock Exchange of C$0.25 million. Without these items, the administrative costs of the Company during the period were $0.6 million, which is comparable to costs of $0.6 million in the prior quarter.

First Quarter 2005 includes a foreign exchange loss of $0.04 million, interest income of $0.2 million and stock-based compensation of $0.4 million. Without these items, the administrative costs of the Company during the period were $0.6 million, comparable to the prior quarter.

Fourth Quarter 2004 includes a foreign exchange gain of $1.2 million, interest income of $0.2 million and stock-based compensation of $0.5 million. Without these items, the administrative costs of the Company during the period were $0.5 million. Administrative costs increased over the prior quarter due to expenses associated with the Company’s US listing application and the additional administrative costs of being a public company.

Third Quarter 2004 includes stock-based compensation of $0.1 million. Without stock-based compensation, the administrative costs for the quarter were $0.3 million. Costs increased from the prior quarter due to increased costs associated with being a public company.

Second Quarter 2004 includes stock-based compensation of $0.1 million. Without stock-based compensation, administrative costs were $0.1 million.

Liquidity and Capital Resources

Peru Copper had cash and cash equivalents of $26.7 million at December 31, 2005 as compared with $40.7 million at December 31, 2004. On December 31, 2005, $24.2 million was held in US dollars.

Peru Copper had a working capital of $27.7 million and $41.4 million as at December 31, 2005 and December 31, 2004, respectively.

From January 1, 2006 to March 20, 2006, the Company received cash proceeds of $ 40.4 million on the exercise of 20,113,000 common share purchase warrants and 155,000 share purchase options.

We expect that the cash and cash equivalents will be sufficient to pay for the continued development and general and administrative costs of the Toromocho Project through the end of 2006. Depending upon future events, the pace of expenditures and other general and administrative costs could increase or decrease. We have not attempted to secure sources of additional financing to fund future expenditures for the period beyond 2006. However, in the event that the pace of expenditures increases, we may plan to secure future financing from issuance of additional equity, debt, or financing from other sources.

Peru Copper’s opinion concerning liquidity and its ability to avail itself in the future of the financing options mentioned in the above forward-looking statements are based on currently available information. To the extent that this information proves to be inaccurate, future availability of financing may be adversely affected. Factors that could affect the availability of financing include Peru Copper’s performance (as measured by various factors including the progress and results of its exploration work), the state of international debt and equity markets, investor perceptions and expectations of past and future performance, the global financial climate and drilling and metallurgical testing results from the Toromocho Project.

Outlook and Capital Requirements

The net proceeds received from the IPO and the treasury private placement in 2004 enabled Peru Copper to meet its $12 million expenditure requirements under the Toromocho Option Agreement and complete a pre-feasibility study. During 2006, the Company expects to complete a bankable feasibility study, begin to construct a water treatment facility, acquire additional lands in the vicinity of the Toromocho Project and continue with the development of the Toromocho Project. The Company believes its cash and cash equivalents of $26.7 million as at December 31, 2005 and the total proceeds received from the exercise of share purchase warrants in 2006 of $40.2 million is sufficient to fund these projects in 2006.

Peru Copper has provided a letter of credit in the amount of $2.0 million in favor of Centromin in connection with the extension of the term of the option exercise period for a third year from June 11, 2005 to June 10, 2006.

On September 15, 2004, Peru Copper paid $1.0 million toward the Social Trust Fund of Centromin and on September 15, 2005, Peru Copper paid an additional $1.0 million. These payments are paid toward the Environmental

Sanitation Fund of Centromin; the $1.0 million paid in 2005 represents an advance payment of future royalties.

Foreign Currency Exchange Rate Risk

All of Peru Copper’s activities are located in Peru, with the exception of a small administrative office in Canada. Peru Copper’s future profitability could be affected by fluctuations in foreign currencies relative to the United States dollar and Canadian dollar. Peru Copper has not entered into any foreign currency contracts or other derivatives to establish a foreign currency protection program.

Litigation, Claims and Assessment

Compania Minera Natividad (“Natividad”) Claim

On January 26, 2005 Natividad, which is owned by Pan American Silver Corporation, filed suit against Minera Peru Copper S.A. (the Company’s subsidiary in Peru). Natividad disputes the Company’s 2004 acquisition of interests in four mineral claims in which it owns a 50% interest. Natividad is the owner of the other 50% of the concessions and claims a right of first refusal to the interests acquired by Peru Copper. Should Natividad be successful in its lawsuit, it would take the place of the Company as owner of the disputed interests and would have to pay the Company whatever monies were paid by the Company to acquire the interests. The Company believes that its claims were validly purchased in accordance with applicable Peruvian law and is defending its position. The legal process is underway and may be expected to continue for several months. The four concessions that are subject to the lawsuit are not, in the opinion of the Company, material to its development of the Toromocho Project.

Sociedad Minera Austria Duvaz S.A.C. (“Austria Duvaz”) Claims

On May 9, 2005, the Company entered into purchase agreements whereby it can acquire up to $9.6 million of loans receivable from various lender institutions in Peru for payments totalling $3.1 million. As of December 31, 2005, the Company has paid or accrued $1.3 million relating to the acquisition of these loans. The majority of the remaining payments of $1.8 million are contingent upon certain judicial and bankruptcy proceedings in Peru. The borrower of the purchased loans, Austria Duvaz owns mining concessions and surface rights adjacent to the Toromocho Project. $1.0 million of the loans receivable acquired are secured by certain mining concessions in Peru. In February 2005 a court approved the foreclosure of the mortgage. However the borrower has appealed the decision.

Subsequent to the acquisition of the loans, the Company filed an application to place Austria Duvaz into bankruptcy proceedings. On August 4, 2005, the bankruptcy agency ruled against the Company’s application. The Company has appealed the ruling and believes the ruling will be overturned. Additionally, on August 10, 2005, has Austria Duvaz filed an injunction against the Company from acquiring additional loans, in which it is seeking damages of $15.0 million. The Company believes that these claims made by Austria Duvaz are without merit and has filed an appeal to the injunction.

On March 17, 2006, the Company signed an agreement which will give it an option to acquire the Morococha mining concessions, surface areas and assets of Austria Duvaz. Peru Copper will pay U.S.$1.0 million for the six-month option period during which a due diligence review will be made of the Austria Duvaz holdings, facilities and operations. After the due diligence period, the Company will have the right, but not the obligation, to sign another option agreement to purchase all of the Austria Duvaz assets within a period of up to five years. All of the legal proceedings brought by the Company and Austria Duvaz will be suspended during the six-month due diligence period.

Forward Sales, Options and Other Commitments (including Off-Balance Sheet Arrangements)

We have no forward sales, option contracts, or other off-balance sheet arrangements.

In addition, the Company has no material commitments for expenditures that may not be cancelled by the Company or that extend beyond one year.

Related Party Transactions

David Lowell, Executive Chairman, exercised 1,180,000 share purchase warrants for proceeds to the Company of $2.36 million.

During the year ended December 31, 2005, certain directors provided consulting services to the Company, either directly or through companies owned by them. A company controlled by David Lowell was paid $137,500. Catherine McLeod-Seltzer was paid $30,000, and Pathway Capital Ltd., a company owned by David De Witt, was paid C$72,000 in consulting fees.

In addition, Pathway Capital Ltd. provides certain management services including, but not limited to, secretarial services, general administrative and shareholder services, pursuant to a management services agreement executed on November 1, 2004. The agreement provides for reimbursements for certain specified staff and reimbursement of out-of-pocket expenses, including C$1,250 per month attributable to overhead, which includes office space. For the year ended December 31, 2005, Pathway Capital Ltd. has received $86,021 in reimbursements related to this agreement.

The Company continues to sublease an apartment in Lima, Peru, which is owned by Charles Preble, the Company’s chief executive officer, president and director at a monthly rental of $800. The apartment is for use by David Lowell, executive chairman, director and one of the co-founders. The monthly rental is based on prevailing market rates for similar apartments in the area.

Critical Accounting Policies

The details of the Company’s accounting policies are presented in note 2 of the 2005 annual consolidated financial statements. The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the Company’s financial statements and the uncertainties that could have a bearing on its financial results:

Resource Properties

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs, and exploration expenditures including interest on the required guarantee. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property sold or the Company’s mineral rights allowed to lapse.

All deferred mineral property expenditures are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve or the Company’s assessment of its ability to sell the property for an amount less than the deferred costs, provision is made for the impairment in value.

The ability to achieve estimated quantities of recoverable minerals from undeveloped mineral interests involves various risks and uncertainties regarding future cash flows from future production, commodity prices, operating costs, capital costs and reclamation costs. It is possible that changes in estimates could occur which may affect the expected recoverability of the Company’s investments in exploration properties.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values. These costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse.

Stock-based Compensation

The Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870 “Stock-based Compensation and Other Stock-based Payments”, which requires fair value accounting for all stock options issued during the year. When determining the volatility factor and length of options for its stock-based compensation assumptions, management of the Company is required to make estimates for the future volatility of its shares and the length of time stock options will remain unexercised. Management has used volatility assumptions based upon historical volatility of a basket of copper exploration companies because Peru Copper did not have publicly traded shares prior to October 2004. In addition, management has assumed that 100% of the options will be exercised and will remain unexercised until immediately prior to their expiry date. These assumptions may not necessarily be an accurate indicator of future volatility.

Outstanding Share Data

The following is a summary of the Company’s outstanding share data as of March 27, 2006.

Common Shares

A total of 118,009,844 common shares are outstanding.

Convertible Securities

A total of 130,893 Agent options are issued and outstanding, with each Agent’s option entitling the holder to purchase one common share of the Company at a price of $1.40 per share on or before March 18, 2007.

A total of 7,413,000 stock options are issued and outstanding, with expiry dates ranging from February 24, 2009 through February 6, 2011. All stock options entitle the holders to purchase common shares of the Company.

Disclosure Controls and Procedures

Based on their evaluations as of December 31, 2005, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective in providing reasonable assurance in ensuring that information relating to the Company which is required to be disclosed in reports filed under provincial and territorial securities legislation (a) is recorded, processed, summarized and reported within the time periods specified in the provincial and territorial securities legislation, and (b) is accumulated and communicated to the Company’s senior management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Additional Sources of Information

Additional sources of information regarding Peru Copper Inc. is on SEDAR at www.sedar.com and is on the Company’s website www.perucopper.com.

Cautionary Notes to US Investors

Mineral reserves have been calculated in accordance with National Instrument 43-101, as required by Canadian Securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934, as interpreted by the Staff of the Securities and Exchange Commission), applies different standards in order to classify mineralization as a reserve. The Toromocho mineral reserves are classified as such under Canadian regulatory authorities and do not qualify as reserves under United States Industry Guide 7.

Cautionary note to U.S. investors concerning estimates of indicated mineral resources: We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

Cautionary note to U.S. investors concerning estimates of inferred mineral resources: We advise U.S. investors that while this term is recognized and required by National Instrument 43-101 under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study. U.S. investors are cautioned to assume that any part or all of an inferred mineral resource exists or is economically or legally mineable. Under Canadian rules, an “inferred resource estimate” is that part of a mineral resource for which the quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.